03011502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANT PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Tasso Street
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Vasconellos (408) 657-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Vasconcellos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Partners, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

JO ANNE RIGGS
COMM. NO. 1283464
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES NOV. 9, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Telephone 415 951 0100

February 28, 2003

Mr. Chris Levasseur
NASD Regulation, Inc.
525 Market Street, Suite 300
San Francisco, California 94105-2711

SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH. D.C.
181

Rule 17a-5 Extension – Cal Fed Investments

Dear Mr. Levasseur:

We have been engaged to perform an audit of the financial statements of Cal Fed Investments (CFI) as of December 31, 2002 and 2001 and the years then ended. Although significant audit work has been performed to date, our audit is not completed and we have not issued our audit opinion. Pursuant to the SEC Rule 17a-5 regarding requests of extension of time for filing the annual audited financial statements, we have read the accompanying request for extension prepared by CFI. Consistent with the requirements of the rule, we make the following statements based on our audit work to date:

1. We agree with CFI's description of the reasons for the extension as set forth in the accompanying request.

2. To date, our audit procedures have not indicated that there are any material inadequacies in the accounting system, the control procedures, or the procedures for safeguarding securities.

3. To date, our audit procedures have not indicated that the condition of CFI's records is endangering its ability to supervise its registered representatives and their handling of customer accounts.

4. To date, our audit procedures have not indicated that CFI is in violation of the net capital requirements specified in SEC Rule 15c3-1 or has any significant financial or record keeping problems.

Very truly yours,

KPMG LLP

cc: National Association of Securities Dealers, Inc.
Automated Reports Department
9513 Key West Avenue
Rockville, Maryland 20850

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

CAL FED INVESTMENTS

3900 Lennane Drive, #101
Sacramento, CA 95834-1909
800-237-0754

February 28, 2003

Mr. Chris Levasseur
NASD Regulation, Inc.
525 Market Street, Suite 300
San Francisco, CA 94105-2711
FAX (415) 546-6991

Dear Mr. Levasseur:

Please accept this letter as an application pursuant to subdivision (1) of Securities Exchange Act ("Exchange Act") Rule 17a-5 to extend the time within which Cal Fed Investments, ("Corporation") may file its audited annual report required by subdivision (d) of said Rule.

Corporation is a broker dealer registered with the Securities & Exchange commission ("Commission") and the National Association of securities Dealers, Inc. ("NASD") with its principal office located in your district. Corporation's audited annual report is due to be filed on March 1, 2003.

Due to the acquisition by Citicorp, Corporation is unable to timely file its audited annual report due to circumstances beyond its control. Specifically, we have been appraised by our independent auditors, KPMG, LLP, that they have not received certain independent evidential matter and, accordingly, they are not in a position to render their report on Corporation's financial statements as of and for the year ended December 31, 2002.

Corporation is not in violation either: (a) the net capital requirements specified in Exchange Act Rule 15c3-1; or the exemption provision of Rule 15c3-3. Corporation does not carry security accounts for customers or perform custodial functions relating to customer's securities. Additionally, corporation does not have any significant financial or record keeping problems.

Enclosed please find a letter from Corporation's independent certified public accountants in support of this application.

Should you have any questions with regard to this application, please contact Peter Rice, Chief Financial Officer, Cal Fed Investments, 3900 Lennane Drive, Sacramento, CA 95834. You can reach me at (916) 614-2416.

Very truly yours,

CAL FED INVESTMENTS

Peter Rice
Chief Financial Officer

cc: National Association of Securities Dealers, Inc
Automated Reports Department
9513 Key West Avenue
Rockville, MD 20850

cc: Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANT PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Tasso Street
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Vasconellos (408) 657-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center San Francisco CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Vasconcellos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Partners, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

JO ANNE RIGGS
COMM. NO. 1283464
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES NOV. 9, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
Alliant Partners:

We have audited the accompanying statement of financial condition of Alliant Partners (the Company) (a wholly owned subsidiary of Silicon Valley Bancshares) as of December 31, 2002 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2003

ALLIANT PARTNERS
(A Wholly Owned Subsidiary of Silicon Valley Bancshares)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	4,001,962
Accounts receivable (net of allowance of $276,300)		1,397,351
Premises and equipment, net		134,691
Goodwill		98,637,616
Income taxes receivable		1,751,114
Other assets		62,153
Total assets	$	105,984,887

Liabilities and Shareholder's Equity

Liabilities:		
Accrued incentive compensation and other liabilities	$	658,628
Deferred tax liability		2,896,355
Total liabilities		3,554,983
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		102,033,564
Retained earnings		396,340
Total shareholder's equity		102,429,904
Total liabilities and shareholder's equity	$	105,984,887

See accompanying notes to financial statements.

ALLIANT PARTNERS
(A Wholly Owned Subsidiary of Silicon Valley Bancshares)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

Alliant Partners (the Company) is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). The Company was formed on October 1, 2002 to acquire Alliant Partners which was previously a subsidiary of Silicon Valley Bank (the Bank) and provides financial advisory services to corporate clients related primarily to mergers and acquisitions. The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Cash and Cash Equivalents

Cash and cash equivalents includes cash balances due from banks and money market funds. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less. As of December 31, 2002, such cash equivalents amounted to $2,848,231.

(c) Premises and Equipment

Premises and equipment are reported at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. This time period may range from one to three years. The Company had no capitalized lease obligations at December 31, 2002.

(d) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value.

(e) Business Combinations

The Company accounts for business combinations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

(f) Goodwill

The Company accounts for goodwill in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

In estimating its fair value, the Company applied the fair value test using discounted estimated net cash flows. The cash flow forecasts were based on assumptions that are consistent with the Company's business plan and estimates being used to manage the Company. Based on this evaluation, it was concluded that there is no impairment of goodwill.

(g) Income Taxes

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

(2) Business Combinations

On September 28, 2001, SVB Securities, Inc., a wholly owned subsidiary of the Bank, completed its acquisition of Alliant Partners, now known as BHVGI, Inc. (the Sellers). The combined entity was named Alliant Partners. SVB Securities, Inc. agreed to purchase the assets of the Sellers for a total of $100.0 million, due in several installments of cash and common stock. These installments are payable over four years, subject to certain conditions being satisfied. In addition, the Sellers received 75% of the pre-tax income of Alliant Partners for the twelve-month period ended September 28, 2002. Furthermore, Alliant Partners is required to pay to the Sellers an amount equal to fifteen times the amount by which Alliant Partners' cumulative after-tax net income from October 1, 2002 to September 30, 2005 exceeds $26.5 million, provided, however, that the aggregate amount of any deferred earnout payment payable shall not exceed $75.0 million. Alliant Partners was also required to make retention payments aggregating $5.0 million in equal annual installments on September 28, 2003, 2004, and 2005.

The first purchase payment of $30.0 million was paid in cash on September 28, 2001. The second payment of $42.0 million was paid in cash on September 28, 2002. The remaining $28.0 million was discounted at prevailing forward market interest rates ranging between 2.5% and 3.3% and recorded as debt of Alliant Partners. The purchase price was allocated to the assets acquired and liabilities assumed based on the net estimated fair values at the date of acquisition of approximately $0.5 million. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The business combination was recorded in accordance with SFAS No. 141.

On October 1, 2002, the Parent contributed the business assets and liabilities of Alliant Partners (a wholly owned subsidiary of the Bank) to a new corporate entity that assumed the name Alliant Partners (a wholly owned subsidiary of the Parent).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2002, Alliant Partners had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $3,056,566, which was $2,974,237 in excess of its required net capital of $82,329. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1 as of December 31, 2002.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(4) Income Taxes

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income. Accordingly, no valuation allowance has been established as of December 31, 2002.

Deferred tax assets (liabilities) consist of the following as of December 31, 2002:

Deferred tax assets:		
Accrued compensation	$	208,047
Allowances		112,581
Other		13,373
Gross deferred tax assets		334,001
Less valuation allowance		—
Gross deferred tax asset, net of valuation allowance		334,001
Deferred tax liabilities:		
Goodwill		(3,213,352)
State income taxes		(17,004)
Gross deferred tax liabilities		(3,230,356)
Net deferred tax liabilities	$	(2,896,355)

(5) Related Party Transactions

In connection with the acquisition of Alliant Partners, the Parent is obligated to make retention payments aggregating $4,800,000 (as adjusted for employee turnover as of December 31, 2002) in equal annual installments on September 28, 2003, 2004, and 2005.

Upon the acquisition of Alliant Partners from the Bank, the Parent assumed the liability for the $28 million still due the Sellers and other contingent purchase price related to the initial acquisition detailed in Note 2.

The Company maintains a noninterest-bearing cash account with the Bank. The balances in the account were $1,113,422 as of December 31, 2002.

(6) Commitments and Contingencies

The Company is obligated under two operating leases for premises that will expire in 2003. Aggregate lease payments for 2003 are $310,807.

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(7) Subsequent Event

In January 2003, the Company entered into an agreement to lease an office building for a period of eight years with initial monthly base rent of $69,118 plus monthly operating expenses not to exceed $21,267.